Exhibit 99.3

August 9, 2016

TO:	IAMGOLD Corporation

Re:	Shelf Prospectus Supplement of IAMGOLD Corporation

We refer to the shelf prospectus supplement of IAMGOLD Corporation (the “Corporation”) dated August 9, 2016 (the “Prospectus Supplement”) relating to the offering by the Corporation of common shares of the Corporation under a short form base shelf prospectus dated April 5, 2016, forming part of the Registration Statement on Form F-10 filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our firm name in the Introduction section of the Prospectus Supplement and under the headings “Legal Matters” and “Enforceability of Civil Liabilities” in the Prospectus Supplement. We also hereby consent to the reference to our firm name and to the use of our opinions under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/ Fasken Martineau DuMoulin LLP